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EXHIBIT (a)(1)

Notice of Merger
of
CAA Acquisition Corp.
a wholly owned subsidiary of
Special Situations Holdings, Inc.—Westbridge
with and into
USHEALTH Group, Inc.
October [    ], 2005

To the Former Holders of Common Stock of

USHEALTH Group, Inc.

        NOTICE IS HEREBY GIVEN, pursuant to Sections 253(d) and 262(d)(2) of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"), that the short-form merger (the "Merger") of CAA Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Special Situations Holdings, Inc.—Westbridge, a Delaware corporation ("SSH" or "Parent"), with and into USHEALTH Group, Inc., a Delaware corporation (the "Company"), became effective at 1:46 p.m., New York City time, on October 14, 2005 (the "Effective Time"). Immediately prior to the Effective Time, Purchaser owned more than 90% of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company. Accordingly, under applicable Delaware law, no action was required by the stockholders of the Company (other than Purchaser) for the Merger to become effective.

        Pursuant to the terms of the Merger, each outstanding Share (other than Shares held by Purchaser or any direct or indirect subsidiary of Parent, and other than shares as to which dissenters' rights are exercised, as described in the Transaction Statement on Schedule 13E-3, as amended (the "Schedule 13E-3")), held immediately prior to the Effective Time now represents only the right to receive $0.31 per Share, net to the holder in cash, without interest. As a result of the Merger, the separate corporate existence of Purchaser has terminated, and the Company has become a wholly owned subsidiary of Parent.

        To obtain payment for your Shares, the certificate(s) representing such Shares, together with the enclosed Letter of Transmittal, must be mailed or delivered by hand or overnight courier to the Exchange Agent, LaSalle Bank National Association, at one of the addresses set forth in the enclosed Letter of Transmittal.

        Former stockholders of the Company who do not wish to accept the $0.31 per Share cash payment pursuant to the Merger have the right under Delaware law to dissent from the Merger and to seek an appraisal of and be paid the fair cash value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger. See "Appraisal Rights" in the Schedule 13E-3 and the text of Section 262 of the Delaware General Corporation Law ("Section 262"), the text of which is set forth in full in Appendix A attached to this Notice of Merger.

        In lieu of receiving the payment of $0.31 per Share for your stock, you may exercise appraisal rights. The provisions of the Delaware General Corporation Law which govern this process are attached. The information about the Company and the Merger enclosed with this letter is provided to you for your independent evaluation of this decision.

        If you do NOT plan to seek an appraisal of all of your shares of the Company's capital stock, the Company requests that you execute (or, if you are not the record holder of such shares, to arrange for such record holder or such holder's duly authorized representative to execute) and mail postage paid the enclosed Letter of Transmittal to the Exchange Agent at the address set forth in the Letter of Transmittal. You should note that surrender to the Company of certificates for your shares of the Company's capital stock will constitute a waiver of appraisal rights under the Delaware General Corporation Law.

        You should note that the method of delivery of the Letter of Transmittal and/or any other required documentation is at the election and risk of the former stockholder. If the decision is made to send the Letter of Transmittal by mail, it is recommended that such Letter of Transmittal be sent by registered mail, properly insured, with return receipt requested.

        Notwithstanding the Merger, if you (a) do not execute and return (or cause to be executed and returned) a stock power with respect to your Shares or otherwise surrender your Shares for the $0.31 per Share cash payment, (b) perfect your rights to appraisal of your Shares in accordance with Section 262 and (c) do not thereafter withdraw your demand for appraisal of your Shares or otherwise lose your appraisal rights, in each case in accordance with the Delaware General Corporation Law, your Shares of the Company's capital stock shall represent the right to receive from the Company such payment as you may be entitled to receive as determined by the Delaware Court of Chancery in an appraisal proceeding.

        Section 262 provides a procedure by which persons who were stockholders of the Company at the effective time of the Merger may seek an appraisal of their Shares of the Company's capital stock in lieu of accepting the $0.31 per share cash payment. A demand for appraisal must be made in writing by or for the stockholder of record wishing to demand appraisal and must reasonably inform the Company of the identity of the stockholder making the demand for appraisal and that such stockholder intends thereby to demand appraisal of his, her or its Shares. In any such appraisal proceeding, the Delaware Court of Chancery would determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger. Former stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or equivalent to, $0.31 per share and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. Following such an appraisal proceeding, the Delaware Court of Chancery would direct the Company, pursuant to Section 262, to make payment of such fair value of the Shares, together with a fair rate of interest, if any, to the former stockholders entitled thereto who properly demanded appraisal.

Appraisal Procedure

        This notice of merger (the "Notice of Merger") affords you the notice required by Section 262(d)(2) of the Delaware General Corporation Law. The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Appendix A attached to this Notice of Merger. Mere failure to execute and return the enclosed stock power or lost stock affidavit along with your stock certificate(s) to the Company does NOT satisfy the requirements of Section 262; rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described below.

        If you want to demand appraisal of your shares, then you must make a written demand for appraisal on or prior to November [    ], 2005 (i.e., within 20 days after the date of mailing of this Notice of Merger written above). A demand for appraisal should be addressed to the Company at the following address:

USHEALTH Group, Inc.
3100 Burnett Plaza, Unit 33
801 Cherry Street
Forth Worth, TX 76102

Attention:	Mr. Patrick H. O'Neill Executive Vice President, General Counsel and Secretary
Facsimile:	(817) 878-3612

        As provided under Section 262, failure by you to make a written demand for appraisal within such time limit will result in the loss of your appraisal rights under such Section. The written demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the certificate(s) for his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in such capacity, and if the shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        Within 120 days after the Effective Time of the Merger, the Company or any former stockholder entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares entitled to appraisal. The Company is under no obligation to and has no present intention to file such a petition. Accordingly, if you wish to perfect your appraisal rights, then you will be required to initiate all necessary action within the time prescribed in Section 262. At any time within 60 days after the Effective Time of the Merger, if you demanded appraisal, then you have the right to withdraw the demand and accept the $0.31 per share consideration for your shares. Any attempt by you to withdraw your appraisal demand more than 60 days after the Effective Time of the Merger will require the written approval of the Company. In addition, once a petition for appraisal is filed with the Delaware Court of Chancery by any holder of the Shares of the Company's capital stock, the appraisal proceeding may not be dismissed as to any holder demanding appraisal absent court approval.

        Within 120 days after the Effective Time of the Merger, any former stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (i) within 10 days after a written request therefor has been received by the Company or (ii) within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

        If a petition for an appraisal is timely filed and a copy thereof is served upon the Company, the Company will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all former stockholders of the Company who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached. After notice to such former stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on such petition to determine which former stockholders have complied with Section 262 and are entitled to appraisal rights. The Court of Chancery may require the holders of Shares who have demanded an appraisal for their Shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any former stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such former stockholder.

        After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the "fair value" of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised.

        The costs of the appraisal proceeding may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable. Upon application of a stockholder, the Court may order that all or a portion of the expenses incurred by any former stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised.

        Any former stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time of the Merger, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to stockholders of record at a date prior to the Effective Time of the Merger).

        If you fail to perfect your appraisal rights in accordance with Section 262, or effectively withdraw or lose your right to appraisal, as provided in the Delaware General Corporation Law, your Shares will be converted into the right to receive $0.31 in cash per share, without interest.

        The preceding discussion is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by the full text of Section 262 of the Delaware General Corporation Law which is attached to this Notice of Merger as Appendix A.

        The following are some factors you might want to consider in making your decision whether or not to seek appraisal of your shares:

  •
  The market for USHEALTH's shares of common stock had been highly illiquid. The Filing Persons (as defined in the Schedule 13E-3) believed the opportunity for a significant number of shares of USHEALTH common stock to be sold on the market, without substantially reducing the market price, was remote.

  •
  Although the merger consideration is below the high trading price for USHEALTH's shares of common stock for the last six quarters, the Filing Persons believe the Merger represents an opportunity for the unaffiliated stockholders of USHEALTH to realize cash for their shares, which otherwise would have been extremely difficult or impossible given the illiquidity of the market for shares of USHEALTH common stock.

  •
  The Merger provides USHEALTH's unaffiliated stockholders the right to receive cash for their shares of USHEALTH's common stock, and was not subject to any financing condition.

  •
  To the knowledge of the Filing Persons, there had been no firm offers for the acquisition or control of USHEALTH or its assets during the last two years (other than the restructuring which occurred among USHEALTH, SSH and other parties in 2003 and resulted in SSH increasing its ownership of USHEALTH from 49% to 93%).

Summary Financial Information

        Set forth in Appendix B attached to this Notice of Merger is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived by SSH from the audited consolidated financial statements of the Company in the Company's Annual Report on Form 10-K for its year ended December 31, 2004 (the "Form 10-K") and the unaudited consolidated financial statements of the Company in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (the "Form 10-Q", and, together with Form 10-K, the "Company Reports"). More comprehensive financial information is included in Form 10-K and Form 10-Q and in other documents filed by the Company with the Commission. The financial information attached hereto is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

        In addition, the Company in the past has been subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, has been required to file reports and other information with the SEC relating to the Company's business, financial condition and other matters. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Such reports, including the Company Reports, proxy and information statements and other information may be found on the SEC's Web site address, http://www.sec.gov.

        Additional copies of this Notice of Merger and the Letter of Transmittal can be obtained from the Exchange Agent at the address set forth in the Letter of Transmittal. If you have any questions please contact the Company in writing at the address below:

USHEALTH Group, Inc. 3100 Burnett Plaza, Unit 33 801 Cherry Street Forth Worth, TX 76102

Attention:	Mr. Patrick H. O'Neill, Esq. Executive Vice President, General Counsel and Secretary

Dated: October [    ], 2005

Appendix A

DELAWARE GENERAL CORPORATION LAW

Section 262 Appraisal Rights.

(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)
Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

    d.
    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

  (3)
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)
After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Appendix B
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,			Six Months Ended June 30, 2005 (unaudited)
	2004	2003	2002
Statement of Operations Data:
Premiums	$92,239	$101,574	$111,048	41,794
Total revenues	103,253	117,375	127,919	46,823
(Loss) income from continuing operations before income taxes	(125)	(282)	494	(1,069)
(Loss) income from continuing operations	(156)	(282)	494	(1,069)
Loss from discontinued operations(1)	(2,127)	(1,066)	(1,425)	—
Net Loss	(2,283)	(1,348)	(931)	(1,069)
Preferred stock dividends	430	1,759	3,263	—
Loss applicable to common stockholders	(2,713)	(3,107)	(4,194)	(1,069)
Loss Per Share:
Basic and diluted loss from continuing operations per share	$(0.02)	$(0.31)	$(0.43)	$(.02)
Basic and diluted loss per share	(0.07)	(0.48)	(0.64)	(.02)
Weighted Average Shares Outstanding:
Basic and diluted	41,662	6,531	6,505	50,713
	As of December 31,
				As of June 30, 2005 (unaudited)
	2004	2003	2002
Balance Sheet Data:
Cash and invested assets	$105,861	$105,239	$112,174	$108,590
Total assets	140,108	143,929	155,440	139,444
Policy liabilities	78,112	81,068	91,559	78,422
Notes payable	16,478	15,770	18,189	16,774
Total liabilities	105,368	106,598	119,283	105,890
Redeemable convertible preferred stock(2)	—	—	33,896	—
Stockholders' equity(2)	34,740	37,331	2,261	33,554

(1)
In October 2004, the Company sold its printing subsidiary, Westbridge Printing Services, Inc. ("WPS"). The operating results of WPS are presented as (loss) income from discontinued operations.

(2)
On December 31, 2003, 36,567 shares plus accrued dividends equal to 937 shares of 10.25% Series A Convertible Preferred Stock were exchanged for 37,504 shares of 5.5% Series B Convertible Preferred Stock. Stockholders' equity at December 31, 2003 includes $37.5 million of 5.5% Series B Convertible Preferred Stock.

        RECENT FINANCIAL PERFORMANCE. The Company's unaudited, consolidated financial statements for the six months ended June 30, 2005 indicated that the Company had revenues of $46.8 million, loss from continuing operations of ($1.1) million and net loss of ($1.1) million, compared to revenues of $52.4 million, income from continuing operations of $1.5 million and net income of $1.1 million for the six months ended June 30, 2004. The Company's total stockholders' equity was $33.6 million as of June 30, 2005, compared to total stockholders' equity of $36 million as of June 30, 2004.

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  EXHIBIT (a)(1)
Appendix A DELAWARE GENERAL CORPORATION LAW
Appendix B SELECTED CONSOLIDATED FINANCIAL INFORMATION